Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FIRST QUARTER 2022 RESULTS

Solid top-line performance reaching 71.6% of pre-pandemic levels, with traffic at 65.5%

1Q22 Adjusted EBITDA margin expanded 29.7pp YoY and surpassed 1Q19 pre-pandemic levels by 2.2pp

Luxembourg, May 17, 2022— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three months ended March 31, 2022. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 20.

First Quarter 2022 Highlights

▪	Consolidated Revenues of $258.1 million, an increase of 86.8% YoY, or 28.4% below pre-pandemic levels of 1Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 84.4% YoY, to $258.7 million, mainly reflecting increases of $76.2 million in Aeronautical revenues and $56.2 million in Commercial revenues, partially offset by a $14.3 million decline in construction service revenue. Revenues ex-IAS 29 reached 69.0% of 1Q19 levels.

▪	Key operating metrics improved YoY:

▪	Passenger traffic increased 106.2% to 13.5 million YoY, reaching 65.5% of 1Q19 levels.

▪	Cargo volume increased 19.3% YoY to 81.0 thousand tons, reaching 77.0% of 1Q19 levels.

▪	Aircraft movements totaled 156.4 thousand, a 58.9% YoY increase, reaching 73.5% of 1Q19 levels.

▪	Operating Income of $51.8 million up from an operating loss of $26.6 million in 1Q21, mainly reflecting the YoY recovery in passenger traffic.

▪	Adjusted EBITDA on an “As Reported” basis increased to $89.2 million, from $6.7 million in the year-ago period, improving to 76.3% of 1Q19 levels. Adjusted EBITDA margin expanded to 34.6% from 4.9% in 1Q21 and 32.4% in 1Q19.

▪	Ex-IAS 29, Adjusted EBITDA totaled $88.7 million, compared with $6.3 million in 1Q21 and $122.0 million in 1Q19. Adjusted EBITDA margin ExIFRIC12 increased to 36.3% from 5.3% in 1Q21, but decreased from 39.0% in 1Q19.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted, “We started the year on a strong footing, delivering Adjusted EBITDA of $89 million up from $7 million in the year-ago quarter with improvement across all segments, and margin ex-IFRIC expanding to 36% from 6% in 1Q21. This performance was driven by a sustained pick-up in travel demand partially impacted by Omicron in January and February, tariff adjustments in some of our segments, together with a solid recovery in commercial revenues and a leaner cost structure. Traffic in 1Q22 stood at 65% pre-pandemic levels, however, revenues ex-IFRIC reached 78% of those reported in 1Q19.

“On the liquidity front, we issued a total of $174 million in local notes last February in Argentina, securing the necessary funds to comply with our Capex obligations in AA2000. We closed the quarter with a solid consolidated liquidity position of $646 million, up 43% sequentially, reflecting the successful execution of the previously announced liability management transactions and the economic re equilibriums concluded in the 2020-2021 period.”

“Looking ahead, we expect the traffic recovery to continue across our markets, and intend to maintain our lean cost structure. In the near-term, we expect our operations in Europe to benefit from healthy traffic performance this summer, but remain vigilant regarding the geopolitical situation there as well as the shifting macro environment globally. Finally, we are fully committed to selectively pursuing value creation opportunities to enhance our airport portfolio.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	1Q22 as reported		1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	13.5		6.5	106.2%		13.5	6.5	106.2%
Revenue	258.1		138.2	86.8%	-0.6	258.7	140.3	84.4%
Aeronautical Revenues	119.4		42.8	178.8%	0.3	119.0	42.8	178.2%
Non-Aeronautical Revenues	138.8		95.4	45.5%	-0.9	139.7	97.5	43.3%
Revenue excluding construction service	244.5		110.8	120.6%	1.0	243.4	110.7	119.9%
Operating Income / (Loss)	51.8		-26.6	-295.1%	-15.4	67.2	-17.4	-486.5%
Operating Margin	20.1%		-19.2%	3929	0.0%	26.0%	-12.4%	3837
Net (Loss) / Income Attributable to Owners of the Parent	25.9		-44.1	-158.9%	31.8	-5.8	-67.9	-91.4%
EPS (US$)	0.16		-0.28	-158.7%	0.20	-0.04	-0.42	-91.5%
Adjusted EBITDA	89.2		6.7	1228.2%	0.5	88.7	6.3	1308.6%
Adjusted EBITDA Margin	34.6%		4.9%	2970	-	34.3%	4.5%	2980
Adjusted EBITDA Margin excluding Construction Service	36.3%		5.7%	3064	-	36.3%	5.3%	3098
Net Debt to LTM Adjusted EBITDA	5.08	x	n.m.	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	5.08	x	n.m.	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	LTM Adjusted EBITDA excluding impairments of intangible assets

1Q22 Operating Performance

Passenger Traffic

Total passenger traffic increased 106.2% YoY to 13.5 million passengers, reflecting a recovery in travel demand and easing on travel restrictions. When compared to 1Q19, total passenger traffic decreased 34.5%, with Armenia, Ecuador and Brazil leading the recovery, reaching 99%, 79% and 77% of pre-pandemic traffic levels, respectively. Traffic in Argentina and Uruguay, the two countries with prolonged government-imposed travel restrictions, stood at 64% and 50% of 1Q19 levels, respectively, recovering from the past quarter, following the opening of borders, effective November 1, 2021. International and domestic traffic grew 241.4% and 94.0% YoY, reaching 52.4% and 73.4% of 1Q19 levels, respectively. Traffic dynamics within the quarter were affected by weaker demand in January and February, due to the Omicron variant in some of CAAP´s countries of operations, with the recovery picking-up in March. On a monthly basis, traffic in January, February and March of 2022, reached 63.0%, 65.0% and 68.6%, of traffic for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 1.5x YoY and improved to 63.6% of pre-pandemic levels, up from the 52.5% posted in the prior quarter. International passenger traffic, which continued to benefit from the full re-opening of borders on November 1, 2021 and the gradual relaxation of travel requirements, increased 2.6x YoY in 1Q22 and reached 42.6% of 1Q19 traffic levels, showing a continued sequential quarterly improvement. Domestic passenger traffic, which accounted for 74% of total traffic in the quarter, increased 1.4x YoY and improved to 75.9% of 1Q19 levels, up from the 63.4% posted in the past quarter. Effective April 7, 2022, Covid tests are no longer required, and travelers must complete an affidavit form.

In Italy, passenger traffic increased 9.8x YoY reflecting easier comparisons due to the closure of Florence airport in February and March of last year to perform runway works. As compared to pre-pandemic levels, total traffic reached 56.5% of 1Q19 traffic. Domestic and international traffic increased by 5.4x and 16.3x YoY, respectively, and stood at 71.3% and 50.9% of 1Q19 levels. Traffic in the quarter was impacted by weaker demand caused by the emergence of the Omicron variant in January, continuing the recovery path in February and March.

In Brazil, total passenger traffic grew 44.8% YoY, and reached 77.3% of 1Q19 pre-pandemic levels. Domestic passenger traffic, which accounted for 66% of total traffic in the quarter, was up 55.7% YoY and reached nearly 90% of 1Q19 pre-pandemic levels, while transit passengers accounted for the remaining 33% of total traffic and increased 22.5% YoY to 66.3% of 1Q19 traffic. Traffic for the first two months of the quarter was impacted by flight cancelations at some airlines resulting from COVID cases within their crew.

In Uruguay, where traffic is largely international, passenger traffic increased 6.2x YoY, reaching 50.3% of 1Q19 levels, showing an ongoing recovery after the re-opening of borders to non-resident foreigners on November 1, 2021, and the gradual relaxation of travel requirements.

In Armenia, where traffic is 100% international, passenger traffic continued performing well and improved 1.1x YoY, reaching 99% of 1Q19 levels. Importantly, the government recently announced the lifting of all Covid-related entry requirements for all travelers, effective May 1, 2022.

In Ecuador, total passenger traffic grew 1.3x YoY, to 78.9% of 1Q19 levels. Both, domestic and international passenger traffic continued to improve reaching 70.6% and 88.0% of pre-pandemic levels, respectively. International passenger traffic remained supported by routes to the US and Panama, which have been showing higher passenger traffic than in 2019, for several months now.

Cargo Volume

Cargo volume increased 19.3% YoY in 1Q22, to 77.0% of pre-pandemic levels of 1Q19, with strong contributions from Argentina, Brazil and Ecuador, which together accounted for more than 80% of total volume, in the quarter. Notably, cargo volume in Italy, Uruguay and Armenia was above 1Q19 levels.

Aircraft Movements

Total aircraft movements increased 58.9% YoY in 1Q22 and reached 73.5% of 1Q19 levels. Around 85% of aircraft movements in the quarter came from Argentina, Brazil and Ecuador, which reached 70.8%, 82.7% and 86.1% of pre-pandemic levels, respectively. Notably, aircraft movements in Armenia increased to 96.7% of 1Q19 levels.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 30 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	1Q22	1Q21	1Q19	% Var. ('22 vs '21)	% Var. ('22 vs '19)
Domestic Passengers (in thousands)	8,475	4,368	11,545	94.0%	-26.6%
International Passengers (in thousands)	3,537	1,036	6,754	241.4%	-47.6%
Transit Passengers (in thousands)	1,463	1,131	2,272	29.3%	-35.6%
Total Passengers (in thousands)	13,475	6,535	20,571	106.2%	-34.5%
Cargo Volume (in thousands of tons)	81.0	67.9	105.1	19.3%	-23.0%
Total Aircraft Movements (in thousands)	156.4	98.4	212.7	58.9%	-26.5%

	Passenger Traffic Breakdown			Cargo Volume			Aircraft Movements
	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.

Country	(thousands)			(tons)
Argentina(1)	7,064	2,791	153.1%	43,132	36,165	19.3%	82,106	49,902	64.5%
Italy	802	74	981.7%	3,909	3,403	14.9%	10,071	2,177	362.6%
Brazil (2)	3,842	2,653	44.8%	13,959	13,701	1.9%	33,683	26,262	28.3%
Uruguay (3)	323	45	624.6%	7,023	6,202	13.2%	7,600	2,381	219.2%
Ecuador (4)	872	385	126.6%	9,244	4,457	107.4%	17,764	11,270	57.6%
Armenia	571	271	110.6%	3,689	3,228	14.3%	5,151	2,975	73.1%
Peru (5)	-	317	-100.0%	-	697	-100.0%	-	3,430	-100.0%
TOTAL	13,475	6,535	106.2%	80,956	67,852	19.3%	156,375	98,397	58.9%

	Passenger Traffic Breakdown			Cargo Volume			Aircraft Movements
	1Q22	1Q19	% Var.	1Q22	1Q19	% Var.	1Q22	1Q19	% Var.

Country	(thousands)			(tons)
Argentina(1)	7,064	11,103	-36.4%	43,132	56,057	-23.1%	82,106	115,890	-29.2%
Italy	802	1,420	-43.5%	3,909	3,081	26.9%	10,071	14,152	-28.8%
Brazil (2)	3,842	4,968	-22.7%	13,959	23,524	-40.7%	33,683	40,751	-17.3%
Uruguay (3)	323	643	-49.7%	7,023	6,379	10.1%	7,600	9,337	-18.6%
Ecuador (4)	872	1,105	-21.1%	9,244	11,313	-18.3%	17,764	20,636	-13.9%
Armenia	571	579	-1.3%	3,689	3,558	3.7%	5,151	5,326	-3.3%
Peru (5)	-	753	-100.0%	-	1,191	-100.0%	-	6,646	-100.0%
TOTAL	13,475	20,571	-34.5%	80,956	105,102	-23.0%	156,375	212,738	-26.5%

1)	See Note 1 in Table " Operating & Financial Highlights”

2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

5)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, stopped operating the five airports that were under concession.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 20.

Revenues

Consolidated Revenues increased 86.8% YoY to $258.1 million in 1Q22. When excluding Construction Services and the impact of IAS 29, revenues increased 119.9% YoY to $243.4 million, reaching 78.3% of 1Q19 levels, reflecting the impact of the pandemic and currency depreciation. Compared to 4Q21, revenues ex IFRIC 12 improved 20.6% sequentially, with strong performance in Argentina (+36.7%), Uruguay (+44.8%) and Brazil (+15.0%), reflecting higher passenger traffic following the re-opening of borders and the gradual lifting of travel requirements.

The following table shows revenue performance by country. More detail on the performance of CAAP´s key countries of operations can be found on page 12.

Revenues by Segment (in US$ million)

Country	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Argentina	147.2	84.6	74.0%	-0.6	147.8	86.7	70.4%
Italy	17.0	8.2	106.6%	-	17.0	8.2	106.6%
Brazil	20.8	12.5	65.9%	-	20.8	12.5	65.9%
Uruguay	24.6	8.7	183.5%	-	24.6	8.7	183.5%
Armenia	27.2	11.1	144.6%	-	27.2	11.1	144.6%
Ecuador (1)	21.3	13.0	63.8%	-	21.3	13.0	63.8%
Unallocated	0.1	0.1	138.3%	-	0.1	0.1	138.3%
Total consolidated revenue (2)	258.1	138.2	86.8%	-0.6	258.7	140.3	84.4%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 120.5% YoY in Argentina, 203.1% in Italy, 65.9% in Brazil, 193.9% in Uruguay, 143.1% in Armenia and 73.8% in Ecuador.

Revenue Breakdown (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	119.4	42.8	178.8%	0.3	119.0	42.8	178.2%
Non-aeronautical Revenue	138.8	95.4	45.5%	-0.9	139.7	97.5	43.3%
Commercial revenue	124.6	67.8	83.8%	0.7	123.9	67.7	83.0%
Construction service revenue (1)	13.7	27.4	-50.0%	-1.6	15.3	29.6	-48.4%
Other revenue	0.5	0.2	142.2%	0.0	0.5	0.2	142.2%
Total Consolidated Revenue	258.1	138.2	86.8%	-0.6	258.7	140.3	84.4%
Total Revenue excluding Construction Service revenue (2)	244.5	110.8	120.6%	1.0	243.4	110.7	119.9%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	1Q22 as reported	1Q19 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	119.4	185.0	-35.5%	0.3	119.0	192.3	-38.1%
Non-aeronautical Revenue	138.8	175.6	-20.9%	-0.9	139.7	183.0	-23.7%
Commercial revenue	124.6	114.3	9.0%	0.7	123.9	118.2	4.8%
Construction service revenue (1)	13.7	60.7	-77.5%	-1.6	15.3	64.3	-76.2%
Other revenue	0.5	0.5	3.5%	-	0.5	0.5	3.5%
Total Consolidated Revenue	258.1	360.6	-28.4%	-0.6	258.7	375.2	-31.1%
Total Revenue excluding Construction Service revenue (2)	244.5	299.8	-18.5%	1.0	243.4	310.9	-21.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 46.2% of total revenues and increased 178.8% YoY. When compared to 1Q19, aeronautical revenues excluding IAS 29 declined 38.1% to $119.0 million, reflecting the continued impact of the pandemic in traffic volumes, despite the gradual lifting of travel restrictions in materially all markets. During the quarter and excluding IAS 29, aeronautical revenue declined 43.1%, or $48.4 million, in Argentina, 41.8%, or $7.1 million, in Italy, and 45.6%, or $9.3 million, in Uruguay, compared to the same quarter of 2019. Moreover, Brazil declined 44.2%, or $6.4 million, and Ecuador declined 11.9%, or $2.1 million, while Armenia reported a 1.2% increase from pre-pandemic levels of 1Q19.

Non-Aeronautical Revenues accounted for 53.8% of total revenues and increased 45.5% YoY, to $138.8 million. When compared to 1Q19 and excluding the impact of IAS 29, non-aeronautical revenues declined 23.7%, or $43.3 million, to $139.7 million, driven by a decline of 76.2%, or $49.0 million, in Construction Service Revenue, as a result of lower capex in Argentina. Notably, this was partially offset by an increase of 4.8%, or $5.7 million, in Commercial Revenues, mainly driven by higher Rental of space and Cargo revenues in Argentina, as well as higher Fueling services in Armenia.

Excluding both Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues increased 4.8% against 1Q19, to $124.4 million.

Operating Costs and Expenses

During 1Q22, Operating Costs and Expenses, excluding Construction Service Cost, increased 41.0% YoY to $196.6 million, mainly driven by higher Concession fees, Salaries and Social Security Contributions, and Maintenance expenses, in line with higher YoY activity. When compared to 1Q19, Operating Costs and Expenses, excluding Construction Service Cost and IAS 29, declined 18.8% to $180.2 million. This decline is mainly explained by a reduction in Maintenance expenses resulting from lower services and renegotiation with suppliers, together with lower Concession Fees, Salaries and Social Contributions and SG&A expenses. Currency depreciation in Argentina, Brazil and Uruguay also benefited costs, when compared to 1Q19.

Cost of Services increased 29.1% YoY, to $177.9 million reflecting increased traffic and cargo activity. When compared to 1Q19 and excluding IAS29, Cost of Services declined 33.4%, to $163.3 million, mainly as a result of the following declines:

▪	76.6%, or $48.7 million, in Construction Service Cost, reflecting lower capex,

▪	21.6%, or $9.5 million, in Concession Fees, in line with lower revenues,

▪	22.0%, or $6.7 million, in Maintenance Expenses, mainly driven by the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with FX depreciation against the US dollar,

▪	13.1%, or $6.2 million, in Salaries and Social Security Contributions, driven by a reduction in salaries, a furlough scheme and/or a reduction in workforce across the board, coupled with local currency depreciation in main markets, and

▪	79.5%, or $3.6 million decline in Taxes.

Excluding Construction Service cost, Cost of Services increased 48.4% YoY, to $164.7 million. On a comparable basis against 1Q19 and excluding the impact of IAS29, Cost of Services declined 18.3%, or $33.3 million, to $148.5 million.

Selling, General and Administrative Expenses (“SG&A”) increased 60.9% YoY, to $31.1 million in 1Q22 on an ‘As reported’ basis. When compared to 1Q19 and excluding the impact of IAS 29, SG&A declined 21.5%, to $30.9 million.

Other Operating Expenses were $0.8 million in 1Q22, down 90.9% from the $9.2 million recorded in 1Q21 and relatively in line with the $0.8 million posted in 1Q19.

Costs and Expenses (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Cost of Services	177.9	137.9	29.1%	14.6	163.3	130.6	25.0%
Salaries and social security contributions	41.3	30.2	36.6%	0.1	41.2	30.2	36.2%
Concession fees	34.6	18.6	86.4%	0.1	34.6	18.6	85.9%
Construction service cost	13.3	26.9	-50.7%	-1.6	14.8	29.1	-49.0%
Maintenance expenses	23.8	15.7	51.3%	0.2	23.6	15.7	50.0%
Amortization and depreciation	35.8	31.2	14.9%	15.8	20.0	21.7	-7.7%
Other	29.2	15.3	91.1%	0.0	29.1	15.3	90.7%
Cost of Services Excluding Construction Service cost	164.7	110.9	48.4%	16.2	148.5	101.5	46.3%
Selling, general and administrative expenses	31.1	19.3	60.9%	0.2	30.9	19.2	61.0%
Other expenses	0.8	9.2	-90.8%	0.0	0.8	9.5	-91.1%
Total Costs and Expenses	209.9	166.4	26.2%	14.8	195.1	159.3	22.5%
Total Costs and Expenses Excluding Construction Service cost	196.6	139.4	41.0%	16.4	180.2	130.2	38.4%

Costs and Expenses (in US$ million)

	1Q22 as reported	1Q19 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	177.9	248.7	-28.5%	14.6	163.3	245.3	-33.4%
Salaries and social security contributions	41.3	45.9	-10.1%	0.1	41.2	47.4	-13.1%
Concession fees	34.6	42.4	-18.3%	0.1	34.6	44.1	-21.6%
Construction service cost	13.3	60.0	-77.9%	-1.6	14.8	63.5	-76.6%
Maintenance expenses	23.8	29.0	-17.9%	0.2	23.6	30.3	-22.0%
Amortization and depreciation	35.8	37.6	-4.9%	15.8	20.0	25.5	-21.6%
Other	29.2	33.9	-13.8%	0.0	29.1	34.6	-15.7%
Cost of Services Excluding Construction Service cost	164.7	188.8	-12.8%	16.2	148.5	181.8	-18.3%
Selling, general and administrative expenses	31.1	38.5	-19.2%	0.2	30.9	39.4	-21.5%
Other expenses	0.8	0.8	6.4%	0.0	0.8	0.8	5.1%
Total Costs and Expenses	209.9	288.1	-27.1%	14.8	195.1	285.5	-31.7%
Total Costs and Expenses Excluding Construction Service cost	196.6	228.1	-13.8%	16.4	180.2	222.0	-18.8%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 1Q22, CAAP reported Adjusted EBITDA of $89.2 million, up from an Adjusted EBITDA of $6.7 million in the year-ago period, but was 23.7% lower than the $116.9 million reported in 1Q19. Except for Italy, all countries of operations reported positive Adjusted EBITDA in the quarter. Contributions from Argentina, Uruguay and Armenia, together accounted for more than 90% of consolidated Adjusted EBITDA. Adjusted EBITDA margin ex-IFRIC12, expanded to 36.3% from 5.7% in 1Q21 and was 2.5 percentage points below the 38.8% reported in 1Q19. Adjusted EBITDA in Argentina included the recognition of $12.4 million related to outstanding amounts owed by a national carrier.

Excluding the impact from IAS 29, Adjusted EBITDA was $88.7 million, increasing from $6.3 million in the year ago period, but below the $122.0 million reported in 1Q19. The Adjusted EBITDA margin excluding construction service expanded to 36.3%, from 5.3% in 1Q21 and was down 2.7 percentage points from the 39.0% in 1Q19. To note, 1Q21 Adjusted EBITDA included an $8.1 million one-time charge related to professional fees for the settlement of claims in Argentina.

Adjusted EBITDA by Segment (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Argentina	61.8	10.6	481.2%	0.5	61.3	10.2	500.0%
Italy	-3.2	-7.7	-57.9%	-	-3.2	-7.7	-57.9%
Brazil	3.4	-2.4	-240.5%	-	3.4	-2.4	-240.5%
Uruguay	12.0	0.9	1303.1%	-	12.0	0.9	1303.1%
Armenia	10.1	4.1	148.5%	-	10.1	4.1	148.5%
Ecuador	6.6	2.8	137.7%	-	6.6	2.8	137.7%
Unallocated	-1.4	-1.5	-11.9%	-	-1.4	-1.5	-11.9%
Total segment EBITDA	89.2	6.7	1228.2%	0.5	88.7	6.3	1308.6%

	1Q22 as reported	1Q19 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Argentina	61.8	78.4	-21.2%	0.5	61.3	83.5	-26.6%
Italy	-3.2	2.2	-246.8%	-	-3.2	2.2	-246.8%
Brazil	3.4	3.0	10.7%	-	3.4	3.0	10.7%
Uruguay	12.0	18.8	-36.2%	-	12.0	18.8	-36.2%
Armenia	10.1	9.0	12.0%	-	10.1	9.0	12.0%
Ecuador	6.6	6.2	6.0%	-	6.6	6.2	6.0%
Unallocated	-1.4	-0.7	90.7%	-	-1.4	-0.7	90.7%
Total segment EBITDA	89.2	116.9	-23.7%	0.5	88.7	122.0	-27.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	13.8	-67.0	-120.6%	31.8	-18.0	-90.9	-80.2%
Financial Income	-10.3	-6.8	51.1%	0.2	-10.6	-7.0	50.0%
Financial Loss	56.5	42.1	34.3%	-77.5	134.0	101.8	31.6%
Inflation adjustment	-14.0	4.4	-418.1%	-12.3	-1.7	-0.3	578.5%
Income Tax Expense	5.6	0.8	581.2%	42.3	-36.7	-21.0	75.1%
Amortization and Depreciation	37.7	33.3	13.2%	15.9	21.8	23.7	-8.1%
Adjusted EBITDA	89.2	6.7	1228.2%	0.5	88.7	6.3	1308.6%
Adjusted EBITDA Margin	34.6%	4.9%	2970	-	34.3%	4.5%	2980
Adjusted EBITDA Margin excluding Construction Service	36.3%	5.7%	3064	-	36.3%	5.3%	3098

Financial Income and Loss

CAAP reported a Net financial loss of $32.2 million in 1Q22 compared to a loss of $39.6 million in 1Q21. Had IAS 29 not been applied, and compared to 1Q19, Net financial loss would have increased 53.2%, or $42.2 million, to $121.7 million, mainly driven by higher net interest expenses resulting from higher outstanding debt, as well as higher Changes in liability for concessions and interests related to the redemption of preferred shares in Argentina.

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Financial Income	10.3	6.8	51.1%	-0.2	10.6	7.0	50.0%
Interest income	9.4	5.7	66.0%	-0.2	9.6	5.7	69.7%
Foreign exchange income	0.1	0.2	-52.0%	0.0	0.1	0.0	163.2%
Other	0.8	0.9	-11.9%	0.0	0.8	0.9	-10.0%
Inflation adjustment	14.0	-4.4	-418.1%	12.3	1.7	0.3	578.5%
Inflation adjustment	14.0	-4.4	-418.1%	12.3	1.7	0.3	578.5%
Financial Loss	-56.5	-42.1	34.3%	77.5	-134.0	-101.8	31.6%
Interest Expenses	-51.3	-28.5	80.0%	0.6	-51.9	-28.5	82.2%
Foreign exchange transaction expenses	36.1	12.8	183.3%	76.9	-40.7	-46.5	-12.5%
Changes in liability for concessions	-38.2	-24.0	58.7%	-	-38.2	-24.0	58.7%
Other expenses	-3.2	-2.3	40.2%	-0	-3.2	-2.3	38.0%
Financial Loss, Net	-32.2	-39.6	-18.8%	89.5	-121.7	-94.5	28.8%

See “Use of Non-IFRS Financial Measures” on page 20.

Income Tax Expense

During 1Q22, the Company reported an income tax expense of $5.6 million. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $36.7 million compared to income tax benefits of $21.0 million in the year ago quarter and $14.3 million in 1Q19. The reported Income tax expense in the quarter reflected better year-over-year results.

Net Income and Net Income Attributable to Owners of the Parent

During 1Q22, CAAP reported a Net Income of $13.8 million compared to a Net Loss of $67.0 million in 1Q21, mainly explained by: (i) operating income of $51.8 million in 1Q22 versus a loss of $26.6 million in 1Q21, and (ii) lower net financial losses, partially offset by (iii) higher income tax expenses.

During 1Q22, the Company reported a Net Income Attributed to Owners of the Parent of $25.9 million and earnings per common share of $0.16, compared with a Net Loss Attributable to Owners of the Parent of $44.1 million in 1Q21 equivalent to a loss per common share of $0.28. In 1Q19, the Company reported a Net Income Attributed to Owners of the Parent of $30.4 million and earnings per common share of $0.19.

Consolidated Financial Position

As of March 31, 2022, cash and cash equivalents amounted to $478.5 million, increasing 27.3%, or $102.8 million, from the $375.8 million reported as of December 31, 2021. Total liquidity position at March 31, 2022, which included cash and cash equivalents as well as other financial assets, was $646.0 million, up $194.9 million, or 43.2%, from $451.1 million at December 31, 2021.

Total Debt at the close of the first quarter increased 15.1%, or $217.1 million, to $1,656.7 million, from $1,439.6 million as of December 31, 2021. An amount of $1,073.9 million, or 64.8% of total debt is denominated in U.S. dollars, while $258.2 million, or 15.6%, is denominated in Euros, $257.8 million, or 15.6%, is in Brazilian Reals, $66.7 million, or 4.0%, is in Argentine Pesos, and $0.1 million is denominated in Armenian Drams.

The Net Debt to LTM Adjusted EBITDA (excluding impairment of intangible assets) ratio stood at 5.08x as of March 2022, down from 7.11x as of December 2021, reflecting Adjusted EBITDA growth, supported by traffic recovery and tight cost control measures. As of March 31, 2022, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Mar 31, 2022		As of Dec 31, 2021
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	7.15	x	9.64	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	5.08	x	7.12	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	5.08	x	7.11	x
Total Debt	1,656.7		1,439.6
Short-Term Debt	501.0		421.3
Long-Term Debt	1,155.7		1,018.3
Cash & Cash Equivalents	478.5		375.8
Total Net Debt[3]	1,178.2		1,063.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of March 31, 2022 was $231.7 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of March 31, 2022 was $232.1 million.

Total Debt by Segment (in US$ million)

	As of Mar 31, 2022	As of Dec 31, 2021
Argentina	809.1	625.3
Italy (1)	225.9	232.4
Brazil (2)	257.8	221.8
Uruguay	278.7	274.1
Armenia	63.8	63.1
Ecuador	21.4	22.9
Total	1,656.7	1,439.6

1 Of which approximately $158.0 million remain at Toscana Aeroporti level.

2 Of which approximately $239.5 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	641.1	244.4	542.4	827.9	2,255.8

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of March 31, 2022:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	108.7	66.7	155.8	428.5	759.7
	Interest	USD	74.9	45.5	116.2	81.6	318.3
	Principal	ARS	22.5	22.3	16.7	-	61.6
	Interest	ARS	25.6	17.5	4.8	-	47.9
Italy	Principal	EUR	60.9	27.0	135.2	1.6	224.7
	Interest	EUR	4.9	4.7	6.3	0.0	15.9
Brazil	Principal	R$	256.8	-	-	-	256.8
	Interest	R$	21.8	-	-	-	21.8
Uruguay	Principal	USD	2.8	6.6	39.3	238.1	286.8
	Interest	USD	18.6	18.7	53.6	78.0	168.9
Armenia	Principal	USD	16.2	13.3	2.4	-	31.9
	Interest	USD	1.6	0.8	0.1	-	2.5
	Principal	DRAM	0.1	-	-	-	0.1
	Interest	DRAM	0.0	-	-	-	0.0
	Principal	EUR	17.1	13.6	2.0	-	32.6
	Interest	EUR	1.5	0.7	0.1	-	2.3
Ecuador	Principal	USD	5.8	5.9	9.4	-	21.2
	Interest	USD	1.3	0.9	0.7	-	2.8
Total			641.1	244.4	542.4	827.9	2,255.8

Cash by Segment (in US$ million)

	As of Mar 31, 2022	As of Dec 31, 2021
Argentina	270.6	158.9
Italy (1)	56.9	66.3
Brazil (2)	10.9	13.4
Uruguay	30.7	22.0
Armenia	47.9	44.7
Ecuador	5.4	10.8
Intermediate holding Companies	56.2	59.7
Total	478.5	375.8

1 Of which approximately $52.2 million remain at Toscana Aeroporti level.

2 Of which approximately $8.6 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 1Q22, CAAP made capital expenditures of $15.9 million, a 43.7% YoY decline from $28.2 million in 1Q21, mainly reflecting lower investments in Argentina during the quarter, in line with the Company´s strategy of preserving liquidity in the current environment. Excluding IAS29, total Capex amounted to $17.3 million versus $27.5 million in the year ago period.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 1Q22.

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	5.2	2.2	136.2%		5.2	2.2	136.2%
International Passengers (in millions) (1)	1.6	0.5	256.8%		1.6	0.5	256.8%
Transit Passengers (in millions) (1)	0.2	0.1	72.9%		0.2	0.1	72.9%
Total Passengers (in millions) (1)	7.1	2.8	153.1%		7.1	2.8	153.1%
Cargo Volume (in thousands of tons)	43.1	36.2	19.3%		43.1	36.2	19.3%
Total Aircraft Movements (in thousands)	82.1	49.9	64.5%		82.1	49.9	64.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	64.3	19.4	231.4%	0.3	64.0	19.4	230.0%
Non-aeronautical revenue	82.9	65.2	27.3%	-0.9	83.8	67.3	24.6%
Commercial revenue	71.7	42.2	69.6%	0.7	71.0	42.2	68.3%
Construction service revenue	11.3	23.0	-50.9%	-1.6	12.8	25.1	-48.9%
Total Revenue	147.2	84.6	74.1%	-0.6	147.8	86.6	70.6%
Total Revenue Excluding IFRIC12(2)	136.0	61.6	120.5%	1.0	135.0	61.6	119.2%
Cost of Services	97.3	77.1	26.1%	14.6	82.7	69.9	18.3%
Selling, general and administrative expenses	12.5	6.1	107.2%	0.2	12.3	5.9	108.6%
Other expenses	0.3	8.2	-95.7%	0.0	0.4	8.5	-95.8%
Total Costs and Expenses	110.2	91.4	20.6%	14.8	95.4	84.3	13.1%
Total Costs and Expenses Excluding IFRIC12(3)	98.9	68.4	44.6%	16.4	82.5	59.2	39.5%
Adjusted Segment EBITDA	61.8	10.6	481.2%	0.5	61.3	10.2	500.0%
Adjusted Segment EBITDA Mg	42.0%	12.6%	2,940	-	41.5%	11.8%	2,968
Adjusted EBITDA Margin excluding IFRIC 12(4)	45.4%	17.2%	2,822	-	45.4%	16.6%	2,883
Capex	11.3	23.0	-50.9%	-1.4	12.7	22.3	-43.2%

1)	See Note 1 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 1.5x YoY and improved to 63.6% of pre-pandemic levels, up from the 52.5% posted in the prior quarter, and partially impacted by the Omicron variant in January and February 2022. International passenger traffic, which continued to benefit from the full re-opening of borders on November 1, 2021 and the gradual relaxation of travel requirements, increased 2.6x YoY in 1Q22 and reached 42.6% of 1Q19 traffic levels, showing a continued sequential quarterly improvement. Domestic passenger traffic, which accounted for 74% of total traffic in the quarter, increased 1.4x YoY and improved to 75.9% of 1Q19 levels, up from the 63.4% posted in the past quarter. Effective April 7, 2022, Covid tests are no longer required, and travelers must complete an affidavit form.

Revenues increased 74.1% YoY to $147.2 million in 1Q22 on an ‘As reported’ basis or 70.6% to $147.8 million when excluding the impact of rule IAS29, primarily due to a 230.0% increase in Aeronautical revenues as well as a 68.3% increase in Commercial revenues, reflecting higher year-over-year activity and easier passenger traffic comparisons, as 1Q21 was still heavily impacted by the Covid-19 pandemic. This was partially offset by lower construction revenues as a result of lower Capex in the quarter. When compared to 1Q19 and excluding both Construction Service and the impact of IAS 29, revenues declined 23.1%, or $40.5 million to $135.0 million, mainly impacted by the pandemic and the FX translation effect on local currency revenues resulting from the 173.1% average depreciation of the Argentine peso since 1Q19.

●	Aeronautical Revenues ex-IAS29 declined 43.1% against 1Q19, or $48.4 million, primarily reflecting the decline in passenger traffic as a result of the Covid-19 pandemic, partially offset by a higher international passenger fee introduced on March 15, 2021.

●	Commercial Revenues ex-IAS29 increased 12.6% compared to 1Q19, or $7.9 million, mainly driven by an increase of 202%, or $7.5 million in Rental of space, and an increase of 22%, or $6.6 million in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied in October 2020. This was partially offset by declines in some of the passenger-related services such as Catering and VIP Lounges, due to lower passenger traffic, combined with minor declines in Walkway services, Advertising, Retail stores and Fuel.

Total Costs and Expenses increased 20.6% YoY to $110.2 million in 1Q22 on an ‘As reported’ basis, mainly reflecting increases of 26.1% in Cost of Services and 107.2% in SG&A, in line with higher year-over-year activity. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 39.5% YoY, due to the rise in operating costs following traffic recovery from the minimum levels posted in the same period of last year. When compared to 1Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services declined 21.9%, or $23.2 million, primarily due to lower operating expenses and Concession Fees.

●	Cost of Services ex-IAS29 and excluding Construction Service Costs would have declined 20.2% compared to 1Q19, or $17.7 million, driven mainly by the following declines:

●	17%, or $4.2 million, in Concession Fees, in line with lower revenues,

●	11%, or $2.1 million, in Maintenance expenses due to the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure and the depreciation of the local currency against the US dollar,

●	48%, or $1.4 million, in Office Expenses, due to a decrease in mobility and office expenses along with lower overall expenses due to a reduction in passenger traffic, and

●	25%, or $1.3 million, in Services and Fees, mainly driven by suspension of all non-essential services due to the Covid-19 pandemic and decline in airport activity.

●	SG&A ex-IAS29 decreased by 31.7% against 1Q19, or $5.7 million, to $12.3 million in 1Q22, mainly due to a bad debt recovery of $2.2 million and a reduction of $1.2 million in Taxes reflecting lower turnover taxes, related to the decline in revenues.

Adjusted Segment EBITDA, which included the recognition of $12.4 million related to outstanding amounts owed by a national carrier, increased 4.8x YoY to $61.8 million in 1Q22 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $61.3 million with Adjusted EBITDA margin EX-IFRIC12 of 45.4% in the quarter, compared to 16.6% in 1Q21. Compared to pre-pandemic levels of 1Q19, Adjusted EBITDA excluding IAS 29 declined 26.6%, or $22.2 million from $83.5 million, while Adjusted EBITDA margin EX-IFRIC12 contracted 0.2 percentage points from 45.6%.

During 1Q22, CAAP made Capital Expenditures ex-IAS29 of $12.8 million, compared to $22.3 million in 1Q21 and $59.5 million in 1Q19, mainly related to expansion works at Aeroparque Airport.

Italy

	1Q22	1Q21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.3	0.0	535.5%
International Passengers (in millions)	0.5	0.0	1630.1%
Transit Passengers (in millions)	0.0	-
Total Passengers (in millions)	0.8	0.1	981.7%
Cargo Volume (in thousands of tons)	3.9	3.4	14.9%
Total Aircraft Movements (in thousands)	10.1	2.2	362.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	9.9	2.0	391.0%
Non-aeronautical revenue	7.1	6.2	14.4%
Commercial revenue	5.1	2.9	76.5%
Construction service revenue	1.5	3.1	-52.1%
Other revenue	0.5	0.2	143.8%
Total Revenue	17.0	8.2	106.6%
Total Revenue Excluding IFRIC12(1)	15.5	5.1	203.1%
Cost of Services	20.0	16.1	24.1%
Selling, general and administrative expenses	3.2	2.9	11.4%
Other Expenses	0.0	0.0	-
Total Costs and Expenses	23.2	19.0	22.2%
Total Costs and Expenses Excluding IFRIC12(2)	22.1	16.3	35.5%
Adjusted Segment EBITDA	-3.2	-7.7	-57.9%
Adjusted Segment EBITDA Mg	-19.0%	-93.4%	7436
Adjusted EBITDA Margin excluding IFRIC 12(3)	-23.2%	-158.3%	13507
Capex	2.0	3.3	-38.1%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 9.8x YoY reflecting easier comparisons due to the closure of Florence airport in February and March of last year to perform runway works. As compared to pre-pandemic levels, total traffic reached 56.5% of 1Q19 traffic. Domestic and international traffic increased by 5.4x and 16.3x YoY, respectively, and stood at 71.3% and 50.9% of 1Q19 levels. Traffic in the quarter was impacted by weaker demand caused by the emergence of the Omicron variant in January, continuing the recovery path in February and March.

Revenues increased 106.6% YoY to $17.0 million in 1Q22, mainly driven by increases in Aeronautical revenues, reflecting higher year-over-year activity and easier comparisons against 1Q21, which was significantly impacted by the Covid-19 pandemic. Commercial revenues grew 76.5% YoY, mainly driven by passenger-related services such as Parking facilities, VIP lounges, F&B services and Duty free shops, following the strong year-over-year traffic recovery. When compared to 1Q19, revenues excluding Construction service declined 38.2%, or $9.6 million, to $15.5 million, principally due to lower passenger traffic impacted by the Covid-19 pandemic.

●	Aeronautical Revenues dropped 41.8% versus 1Q19, or $7.1 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021.

●	Commercial Revenues declined 33.3% versus 1Q19, or $2.5 million, mainly due to reductions in Parking Facilities, F&B services, Retail stores, VIP Lounges and Advertising.

Total Costs and Expenses increased 22.2% YoY, or $4.2 million, in 1Q22 driven by higher Cost of Services and slightly higher SG&A expenses. Excluding Construction Service, Total Cost and Expenses rose 35.5% YoY to $22.1 million, due to an increase in operating costs following higher airport activity when compared to 1Q21. By contrast, against the same quarter of 2019, Total Cost and Expenses declined 16.1%, or 16.6% when excluding Construction Services, primarily due to lower operating expenses and Concession Fees.

●	Cost of Services excluding Construction service declined 18.1%, or $4.2 million, against 1Q19 on a comparable basis, mainly due to the following declines:

●	23.7%, or $2.8 million, in Salaries and social security contributions, as a result of a reduction in workforce, and a furlough scheme for some employees together with a reduction in working hours, and

●	39.3%, or $0.5 million, in Concession Fees due to lower passenger traffic.

●	SG&A declined 6.3% to $3.2 million against 1Q19 mainly reflecting lower Services and Fees, Maintenance expenses and Salaries and Social Contribution expenses.

Adjusted Segment EBITDA improved to negative $3.2 million from negative $7.7 million in 1Q21, supported by traffic growth and cost reductions, but contracted from the $2.2 million posted in 1Q19.

During 1Q22, CAAP made Capital Expenditures of $2.0 million, compared to $3.3 million in 1Q21 and $3.0 million in 1Q19.

Brazil

	1Q22	1Q21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.5	1.6	55.7%
International Passengers (in millions) (1)	0.1	0.0	551.3%
Transit Passengers (in millions) (1)	1.2	1.0	22.5%
Total Passengers (in millions) (1)	3.8	2.7	44.8%
Cargo Volume (in thousands of tons)	14.0	13.7	1.9%
Total Aircraft Movements (in thousands)	33.7	26.3	28.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	8.1	4.9	67.3%
Non-aeronautical revenue	12.6	7.7	65.0%
Commercial revenue	12.6	7.7	65.0%
Total Revenue	20.8	12.5	65.9%
Cost of Services	16.0	14.4	11.0%
Selling, general and administrative expenses	4.0	2.6	55.1%
Other expenses	0.3	0.4	-21.4%
Total Costs and Expenses	20.2	17.3	16.7%
Adjusted Segment EBITDA	3.4	-2.4	-240.5%
Adjusted Segment EBITDA Mg	16.2%	-19.1%	3535
Capex	0.5	0.4	17.6%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic grew 44.8% YoY, and reached 77.3% of 1Q19 pre-pandemic levels. Domestic passenger traffic, which accounted for 66% of total traffic in the quarter, was up 55.7% YoY and reached nearly 90% of 1Q19 pre-pandemic levels, while transit passengers accounted for the remaining 33% of total traffic and increased 22.5% YoY reaching 66.3% of 1Q19 traffic level. Traffic for the first two months of the quarter was impacted by flight cancelations at some airlines resulting from COVID cases within their crew.

Revenues increased 65.9% YoY to $20.8 million in 1Q22 due to higher aeronautical and commercial revenues reflecting higher year-over-year activity as 1Q21 was significantly impacted by the Covid-19 pandemic. When compared to 1Q19, revenues declined 30.0%, or $8.9 million, mainly reflecting lower aeronautical and commercial activities resulting from the drop in passenger traffic, and to a lesser extent, the 38.8% average depreciation of the Brazilian real against the US dollar since 1Q19.

●	Aeronautical Revenues declined 44.2% vs 1Q19, or $6.4 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

●	Commercial Revenues declined 16.4% against 1Q19, or $2.5 million, also impacted by lower passenger traffic and currency depreciation. Lower Advertising and Cargo revenues combined with lower passenger-related services such as Duty free, F&B and VIP lounges, drove the results. The Revenue decline was also driven by lower Rental of space revenues as a result of the discounts granted and closure of operations of certain clients, and lower Fuel revenues, in line with the reduction in aircraft movements.

Total Costs and Expenses increased 16.7% YoY to $20.2 million but declined 32.4% against pre-pandemic levels of 1Q19.

●	Cost of Services declined 35.0% vs. 1Q19, or $8.6 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 38.8% average depreciation of the Brazilian Real since 1Q19. The drop was mainly driven by declines in:

●	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation.

•	SG&A grew 55.1% YoY, or $1.4 million, to $4.0 million on an ‘As reported’ basis, and declined 18.5% when compared to 1Q19.

Adjusted Segment EBITDA rose to $3.4 million compared to negative $2.4 million in the year ago period, supported by traffic growth and tight cost control. Compared to 1Q19, Adjusted EBITDA increased by 10.7% with Adjusted EBITDA margin expanding by 6 percentage points to 16.2%.

During 1Q22, CAAP made Capital Expenditures for $0.5 million, compared with $0.4 million in 1Q21 and $1.3 million in 1Q19.

Uruguay

	1Q22	1Q21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	358.3%
International Passengers (in millions)	0.3	0.0	624.6%
Transit Passengers (in millions)	0.0	0.0	944.9%
Total Passengers (in millions)	0.3	0.0	624.6%
Cargo Volume (in thousands of tons) (1)	7.0	6.2	13.2%
Total Aircraft Movements (in thousands)	7.6	2.4	219.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	11.0	1.8	508.2%
Non-aeronautical revenue	13.6	6.9	97.7%
Commercial revenue	13.0	6.4	104.1%
Construction service revenue	0.6	0.5	17.9%
Total Revenue	24.6	8.7	183.5%
Total Revenue Excluding IFRIC12(2)	24.0	8.2	193.9%
Cost of Services	11.1	9.3	20.1%
Selling, general and administrative expenses	3.1	1.9	65.5%
Other expenses	0.0	0.0	152.4%
Total Costs and Expenses	14.3	11.2	27.9%
Total Costs and Expenses Excluding IFRIC12(3)	13.7	10.7	28.4%
Adjusted Segment EBITDA	12.0	0.9	1303.1%
Adjusted Segment EBITDA Mg	48.7%	9.8%	3888
Adjusted EBITDA Margin excluding IFRIC 12 (4)	50.0%	10.5%	3949
Capex	0.8	0.7	13.3%

1) Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2) Excludes Construction Service revenue.

3) Excludes Construction Service cost.

4) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where traffic is largely international, passenger traffic increased 6.2x YoY, reaching 50.3% of 1Q19 levels, showing an ongoing recovery after the re-opening of borders to non-resident foreigners on November 1, 2021, and the gradual relaxation of travel requirements.

Revenues increased 183.5% YoY to $24.6 million in 1Q22 on an ‘As reported’ basis, or 193.9% when excluding Construction service revenue. Compared to 1Q19, and excluding IFRIC12, revenues declined 29.5%, or $10.1 million, to $24.0 million, primarily due to lower passenger traffic in the quarter.

•	Aeronautical Revenues increased 5.1x YoY, or $9.2 million, to $11.0 million, reflecting higher passenger fees revenues, in line with the increase in passenger traffic against 1Q21, which was significantly impacted by the Covid-19 pandemic.

•	Commercial Revenues declined 5.7% vs. 1Q19, or $0.8 million, to $13.0 million, mainly due to decreases of 47.5%, or $1.5 million, in Duty Free revenues, and 50.1%, or $0.7 million, in VIP Lounge revenues, as a result of lower passenger traffic. This was partially offset by a 13.9% increase in cargo revenues.

Total Costs and Expenses increased 27.9% YoY to $14.3 million. Excluding Construction Service, Total Cost and Expenses rose 28.4% YoY to $13.7 million, due to an increase in operating costs following higher traffic activity when compared to 1Q21. By contrast, against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 declined 26.9%, or $5.0 million, primarily due to lower operating expenses, further supported by local currency depreciation against the US dollar.

•	Cost of services were down 28.3% compared to 1Q19, or $4.4 million. Excluding Construction service cost, cost of services declined 25.9%, or $4.4 million, reflecting the following cost reductions:

•	A 40.2%, or $1.6 million, in Maintenance expenses due to renegotiation of operating expenses contracts, together with a decline in SISCA (Sistema Integrado de Seguridad y Control Aeroportuario) fees due to lower passenger traffic,

•	A 17.5%, or $0.7 million, in Concession Fees due to lower passenger traffic, and

•	A 11.8%, or $0.5 million, in Salaries and social contributions, driven by a restructuring in the workforce implemented in July 2020 and a furlough program, further supported by a 31.9% average depreciation of the local currency against the US dollar since 1Q19.

•	SG&A declined 18.1%, or $0.7 million, to $3.1 million, mainly driven by decreases in Services and fees and, to a lesser extent, Salaries and social security contributions.

Adjusted Segment EBITDA increased 13.0x YoY to $12.0 million in 1Q22, but declined 36.2%, or $6.8 million, when compared to 1Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 5.1 percentage points to 50.0%.

During 1Q22, CAAP made Capital Expenditures of $0.8 million in Uruguay, compared to $0.7 million in 1Q21 and $0.9 million in 1Q19.

Key Quarter Highlights and Subsequent Events

AA2000 | Indebtedness and Issuance of New Notes

On February 2, 2022, AA2000 agreed with Citibank N.A. to modify the amortization schedule of the principal installments of the Offshore Loan originally due in February, May and August 2022. Under the new schedule, the $11.7 million loan will be paid in 6 equal installments maturing in February, March, May, June, August and September 2022.

Additionally, on February 21, 2022, AA2000 issued $174 million of dollar-linked notes, in the local market, in two tranches: (i) $138 million, with an annual interest rate of 5.5%, a 5-year grace period and quarterly amortization, starting May 2027, and (ii) $36 million, with an interest rate of 2%, maturing in February 2025.

AA2000 | Preferred Shares

On February 25, 2022, the Board of Directors of AA2000 resolved to redeem all the 910,978,514 outstanding preferred shares for a total redemption value of AR$17,225,719,240. The sum of AR$11,100,000,000 was paid on April 12, 2022, and the balance will be paid before December 31, 2024, with the possibility of partial payments.

CAAP | Annual General Shareholders Meeting (AGM)

On May 2, 2022, CAAP announced that its annual general meeting of shareholders will be held on Tuesday, May 31, 2022, at 10:00 a.m. (Luxembourg time). In accordance with local regulation and considering the extraordinary circumstances surrounding the Covid-19 pandemic, the Company has decided to hold the meeting without participants being physically present. Therefore, any shareholder, wishing to participate and vote at the meeting, must choose between: (i) participate and vote by correspondence (proxy card), or (ii) participate and vote by representation by a designated attorney-in-fact. AGM materials are available in the Company’s website www.corporacionamericaairports.com.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q21, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

1Q22 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, May 18, 2022

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-646-904-5544 (U.S. Local); 1-226-828-7575 (Canada, Local); +1-929-526-1599 (Intern.). Participant access code: 692652

Webcast:	https://events.q4inc.com/attendee/907871254

Replay:	1-929-458-6194 (U.S. Local); 1-226-828-7578 (Canada, Local); +44-204-525-0658 (Intern.). Replay access code: 290728

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 20 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, 57.6% lower than the 84.2 million served prior to the pandemic, in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	1Q22	1Q21	% Var.
Argentina(1)
Domestic Passengers (in millions)	5.2	2.2	136.2%
International Passengers (in millions)	1.6	0.5	256.8%
Transit passengers (in millions)	0.2	0.1	72.9%
Total passengers (in millions)	7.1	2.8	153.1%
Cargo volume (in thousands of tons)	43.1	36.2	19.3%
Aircraft movements (in thousands)	82.1	49.9	64.5%
Italy
Domestic Passengers (in millions)	0.3	0.0	535.5%
International Passengers (in millions)	0.5	0.0	1630.1%
Transit passengers (in millions)	0.0	-
Total passengers (in millions)	0.8	0.1	981.7%
Cargo volume (in thousands of tons)	3.9	3.4	14.9%
Aircraft movements (in thousands)	10.1	2.2	362.6%
Brazil(2)
Domestic Passengers (in millions)	2.5	1.6	55.7%
International Passengers (in millions)	0.1	0.0	551.3%
Transit passengers (in millions)	1.2	1.0	22.5%
Total passengers (in millions)	3.8	2.7	44.8%
Cargo volume (in thousands of tons)	14.0	13.7	1.9%
Aircraft movements (in thousands)	33.7	26.3	28.3%
Uruguay(3)
Domestic Passengers (in millions)	0.0	0.0	358.3%
International Passengers (in millions)	0.3	0.0	624.6%
Transit passengers (in millions)	0.0	0.0	944.9%
Total passengers (in millions)	0.3	0.0	624.6%
Cargo volume (in thousands of tons)	7.0	6.2	13.2%
Aircraft movements (in thousands)	7.6	2.4	219.2%
Ecuador(4)
Domestic Passengers (in millions)	0.4	0.2	163.0%
International Passengers (in millions)	0.4	0.2	95.8%
Transit passengers (in millions)	0.0	0.0	472.8%
Total passengers (in millions)	0.9	0.4	126.6%
Cargo volume (in thousands of tons)	9.2	4.5	107.4%
Aircraft movements (in thousands)	17.8	11.3	57.6%
Armenia
Domestic Passengers (in millions)	-	-
International Passengers (in millions)	0.6	0.3	110.6%
Transit passengers (in millions)	-	-
Total passengers (in millions)	0.6	0.3	110.6%
Cargo volume (in thousands of tons)	3.7	3.2	14.3%
Aircraft movements (in thousands)	5.2	3.0	73.1%
Peru(5)
Domestic Passengers (in millions)	-	0.3	-100.0%
International Passengers (in millions)	-	0.0	-100.0%
Transit passengers (in millions)	-	-
Total passengers (in millions)	-	0.3	-100.0%
Cargo volume (in thousands of tons)	-	0.7	-100.0%
Aircraft movements (in thousands)	-	3.4	-100.0%

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
5)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	1Q22	1Q21	1Q22	1Q21	4Q21	4Q20	4Q21	4Q20
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	106.53	88.58	111.01	92.00	100.51	79.93	102.72	84.15
Euro	1.12	0.83	1.11	0.85	0.87	0.84	0.88	0.81
Brazilian Real	5.23	5.48	4.74	5.70	5.59	5.39	5.58	5.20
Uruguayan Peso	43.30	43.16	41.12	44.19	43.97	42.60	44.70	42.34

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	119.4	42.8	178.8%	0.3	119.0	42.8	178.2%
Passenger use fees	94.2	29.8	216.4%	0.3	93.9	29.7	215.6%
Aircraft fees	20.6	11.1	85.6%	0.0	20.6	11.1	85.5%
Other	4.6	1.9	135.4%	-	4.6	1.9	135.4%

Commercial Revenue Breakdown (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Commercial revenue	124.6	67.8	83.8%	0.7	123.9	67.7	83.0%
Warehouse use fees	43.0	37.3	15.4%	0.3	42.8	37.5	14.1%
Duty free shops	11.1	4.4	154.1%	0.0	11.1	4.4	153.4%
Rental of space (including hangars)	16.2	4.3	278.8%	-0.4	16.5	4.3	288.6%
Parking facilities	5.7	1.8	213.9%	0.0	5.7	1.8	212.7%
Fuel	15.2	4.3	252.9%	0.0	15.2	4.3	252.8%
Food and beverage services	4.1	1.6	152.4%	0.1	4.0	1.6	156.7%
Advertising	3.5	2.6	34.5%	0.3	3.3	2.6	25.2%
Services and retail stores	4.0	1.5	168.3%	0.0	3.9	1.5	166.7%
Catering	1.7	0.5	262.0%	0.0	1.7	0.5	267.6%
VIP lounges	5.9	2.2	163.9%	0.2	5.6	2.1	164.4%
Walkway services	1.5	1.1	36.7%	0.0	1.5	1.1	35.6%
Other	12.7	6.2	106.0%	0.1	12.6	6.1	105.6%

Total Expenses Breakdown (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Cost of services	177.9	137.9	29.1%	14.6	163.3	130.6	25.0%
SG&A	31.1	19.3	60.9%	0.2	30.9	19.2	61.0%
Financial loss	56.5	42.1	34.3%	-77.5	134.0	101.8	31.6%
Inflation adjustment	-14.0	4.4	-418.1%	-12.3	-1.7	-0.3	578.5%
Other expenses	0.8	9.2	-90.8%	0.0	0.8	9.5	-91.1%
Income tax expense	5.6	0.8	581.2%	42.3	-36.7	-21.0	75.1%
Total expenses	258.0	213.7	20.7%	-32.6	290.6	239.8	21.1%

Cost of Services (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Cost of Services	177.9	137.9	29.1%	14.6	163.3	130.6	25.0%
Salaries and social security contributions	41.3	30.2	36.6%	0.1	41.2	30.2	36.2%
Concession fees	34.6	18.6	86.4%	0.1	34.6	18.6	85.9%
Construction service cost	13.3	26.9	-50.7%	-1.6	14.8	29.1	-49.0%
Maintenance expenses	23.8	15.7	51.3%	0.2	23.6	15.7	50.0%
Amortization and depreciation	35.8	31.2	14.9%	15.8	20.0	21.7	-7.7%
Services and fees	13.4	9.2	46.2%	0.0	13.4	9.2	45.8%
Cost of fuel	10.6	2.4	341.1%	-	10.6	2.4	341.1%
Taxes	0.9	0.7	24.9%	0.0	0.9	0.7	24.4%
Office expenses	1.6	0.9	84.3%	0.0	1.6	0.9	82.6%
Provision for maintenance cost	0.9	0.3	154.5%	-	0.9	0.3	154.5%
Others	1.8	1.8	4.1%	0.0	1.8	1.8	4.0%

Selling, General and Administrative Expenses (in US$ million)

	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
SG&A	31.1	19.3	60.9%	0.2	30.9	19.2	61.0%
Taxes	8.8	4.4	99.6%	0.0	8.8	4.4	98.8%
Salaries and social security contributions	6.7	4.1	65.0%	0.0	6.7	4.1	64.6%
Services and fees	8.2	6.6	23.8%	0.0	8.2	6.6	23.7%
Office expenses	0.4	0.3	47.2%	0.0	0.4	0.3	46.2%
Amortization and depreciation	1.9	2.1	-12.8%	0.1	1.8	2.0	-12.6%
Maintenance expenses	0.4	0.1	245.5%	0.0	0.4	0.1	245.8%
Advertising	0.2	0.1	43.6%	0.0	0.2	0.1	43.4%
Insurances	0.6	0.5	8.0%	0.0	0.6	0.5	8.0%
Charter services	0.0	0.0	-	-	0.0	0.0	-
Bad debts recovery	-2.5	-2.1	18.2%	0.1	-2.5	-2.1	22.8%
Bad debts	4.6	2.3	99.8%	0.0	4.6	2.3	104.8%
Others	1.8	0.8	124.8%	0.0	1.8	0.8	124.8%

Expenses by Segment (in US$ million)

Country	1Q22 as reported	1Q21 as reported	% Var as reported	IAS 29	1Q22 ex IAS 29	1Q21 ex IAS 29	% Var ex IAS 29
Argentina	110.2	91.4	20.6%	14.8	95.4	84.3	13.1%
Italy	23.2	19.0	22.2%	-	23.2	19.0	22.2%
Brazil	20.2	17.3	16.7%	-	20.2	17.3	16.7%
Uruguay	14.3	11.2	27.9%	-	14.3	11.2	27.9%
Armenia	21.0	10.5	99.4%	-	21.0	10.5	99.4%
Ecuador	15.8	11.7	34.4%	-	15.8	11.7	34.4%
Unallocated	5.3	5.3	-0.1%	-	5.3	5.3	-0.1%
Total consolidated expenses (1) (2)	209.9	166.4	26.2%	14.8	195.1	159.3	22.5%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.9%
Neuquén	Argentina	74.4%
Bahía Blanca	Argentina	81.4%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)
	1Q22	1Q21	% Var.
Argentina
Total Revenue	147.2	84.6	74.1%
Total Revenue Excluding IFRIC12(1)	136.0	61.6	120.5%
Operating Loss	40.4	-5.2	-874.4%
Net Loss	58.0	-12.0	-582.6%
Adjusted Segment EBITDA	61.8	10.6	481.2%
Adjusted Segment EBITDA Mg	42.0%	12.6%	2940
Adjusted EBITDA Margin excluding IFRIC	45.4%	17.2%	2822
Italy
Total Revenue	17.0	8.2	106.6%
Total Revenue Excluding IFRIC12(1)	15.5	5.1	203.1%
Operating Loss	-6.1	-10.8	-43.0%
Net Loss	-5.4	-9.2	-41.6%
Adjusted Segment EBITDA	-3.2	-7.7	-57.9%
Adjusted Segment EBITDA Mg	-19.0%	-93.4%	7436
Adjusted EBITDA Margin excluding IFRIC	-23.2%	-158.3%	13507
Brazil
Total Revenue	20.8	12.5	65.9%
Operating Loss	0.6	-4.8	-111.9%
Net Loss	-45.6	-34.4	32.6%
Adjusted segment EBITDA	3.4	-2.4	-240.5%
Adjusted Segment EBITDA Mg	16.2%	-19.1%	3535
Uruguay
Total Revenue	24.6	8.7	183.5%
Total Revenue Excluding IFRIC12(1)	24.0	8.2	193.9%
Operating (Loss) Income	10.0	-2.6	-489.2%
Net (Loss) Income	8.0	-3.4	-333.9%
Adjusted Segment EBITDA	12.0	0.9	1303.1%
Adjusted Segment EBITDA Mg	48.7%	9.8%	3888
Adjusted EBITDA Margin excluding IFRIC	50.0%	10.5%	3949
Ecuador
Total Revenue	21.3	13.0	63.8%
Total Revenue Excluding IFRIC12(1)	21.3	12.3	73.8%
Operating Income (Loss)	4.9	0.9	427.0%
Net Income (Loss)	4.2	0.3	1219.9%
Adjusted Segment EBITDA	6.6	2.8	137.7%
Adjusted Segment EBITDA Mg	30.7%	21.2%	956
Adjusted EBITDA Margin excluding IFRIC	30.7%	22.5%	826
Armenia
Total Revenue	27.2	11.1	144.6%
Total Revenue Excluding IFRIC12(1)	26.9	11.0	143.1%
Operating Income (Loss)	6.2	0.6	928.8%
Net Income (Loss)	3.2	-0.7	-533.6%
Adjusted Segment EBITDA	10.1	4.1	148.5%
Adjusted Segment EBITDA Mg	37.2%	36.6%	59
Adjusted EBITDA Margin excluding IFRIC	37.5%	36.7%	80
Unallocated
Total revenue	0.1	0.1	139.2%
Operating Loss	-4.2	-4.8	-12.9%
Net Loss	-8.6	8.0	-208.3%
Adjusted segment EBITDA	-1.4	-1.5	-11.9%
Adjusted Segment EBITDA Mg	n.a.	n.a.	n.a.

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2022 vs. 2021)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.
Argentina
Aeroparque	2,125	137	1454.1%	440	5		152	11	1297.4%	2,717	152	1685.4%	282	132	113.7%	22,113	1,646	1243.4%
Bariloche	529	271	95.2%	0	0		3	0		532	271	96.2%	-	-		4,052	2,649	53.0%
Catamarca	13	5	184.8%	-	-		0	1		13	6	123.3%	13	1	2180.7%	498	452	10.2%
C. Rivadavia	80	32	146.7%	0	-		0	1		80	33	141.8%	145	7	2133.1%	1,229	1,145	7.3%
Córdoba	371	139	166.0%	68	0		2	2	4.2%	440	141	212.1%	235	259	-9.5%	4,286	2,018	112.4%
El Palomar	0	0		-	0		-	-		0	0		-	-		583	490	19.0%
Esquel	22	9	144.7%	0	-		0	0		22	9	140.8%	-	-		396	497	-20.3%
Ezeiza(1)	394	979	-59.7%	1,060	449		27	97	-72.1%	1,482	1,525	-2.8%	41,864	35,513	17.9%	10,737	14,803	-27.5%
Formosa	16	0		-	-		-	0		16	0		3	-	100.0%	330	141	134.0%
General Pico	0	0		-	-		0	0		0	0		-	-		250	308	-18.8%
Iguazú	227	58	288.8%	0	-		1	-		229	58	291.6%	-	-		1,802	544	231.3%
Jujuy	98	36	170.5%	0	-		0	0		98	36	169.8%	22	11	100.0%	944	662	42.6%
La Rioja	12	3	353.8%	-	-		0	1		13	4	210.8%	35	5	550.0%	415	222	86.9%
Malargüe	0	0		-	-		0	-		0	0		-	-		240	10
Mar del Plata	101	32	215.6%	0	-		2	0		103	32	220.6%	17	9	88.3%	1,904	1,184	60.8%
Mendoza	299	138	116.7%	52	0		6	0		356	138	157.6%	114	71	60.7%	3,334	1,678	98.7%
Paraná	5	2	232.7%	0	-		0	0		5	2	229.3%	-	-		638	331	92.7%
Posadas	69	22	215.5%	0	0		0	0		69	22	215.5%	9	11	-15.8%	902	479	88.3%
Pto Madryn	15	0		-	-		0	0		16	0		2	-		243	146	66.4%
Reconquista	0	0		-	-		0	0	83.3%	0	0		-	-		655	742	-11.7%
Resistencia	37	17	121.7%	0	0		2	0		39	17	131.0%	21	18	18.9%	557	373	49.3%
Río Cuarto	5	2	204.7%	-	-		3	0		8	2	355.3%	3	1	127.3%	248	118	110.2%
Río Gallegos	45	19	143.5%	-	-		1	1		47	20	139.3%	34	24	40.2%	849	446	90.4%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.
Río Grande	28	15	85.7%	-	-		0	0		29	15	84.9%	24	29	-17.2%	491	332	47.9%
Salta	267	99	170.2%	0	0		0	0		268	99	170.0%	82	46	78.0%	2,465	1,228	100.7%
San Fernando	5	5		6	2		-	-		10	7	52.7%	-	-		12,833	10,803	18.8%
San Juan	37	14	175.5%	0	0		0	0		38	14	172.7%	-	-		614	445	38.0%
San Luis	16	5	194.7%	-	-		-	0		16	5	192.3%	66	6		364	152	139.5%
San Rafael	15	6	142.3%	-	-		0	0		15	7	129.8%	-	-		1,214	1,139	6.6%
Santa Rosa	8	2	228.4%	-	-		2	1		10	4	174.2%	-	-		723	583	24.0%
Santiago del Estero	29	15	97.0%	-	-		0	0		29	15	96.7%	85	3		556	533	4.3%
Tucumán	151	63	140.6%	0	0		0	1		151	63	139.1%	0	-		1,302	812	60.3%
Viedma	8	4	117.0%	-	-		2	1		11	5	133.3%	-	-		289	221	30.8%
Villa Mercedes	0	0		-	-		0	0		1	0	551.8%	-	-		721	474	52.1%
Termas de Río Hondo	6	2	184.9%	-	-		-	-		6	2	184.9%	1	0		90	102	-11.8%
Bahía Blanca	32	11	198.5%	-	-		1	0		33	11	196.4%	30	19	59.5%	754	461	63.6%
Neuquén	160	72	121.6%	0	0		4	2	56.3%	164	75	119.6%	46	-		2,485	1,533	62.1%
Total Argentina	5,229	2,214	136.2%	1,626	456	256.8%	210	121	72.9%	7,064	2,791	153.1%	43,132	36,165	19.3%	82,106	49,902	64.5%

Italy
Pisa	271	42	545.4%	301	20		0	-		571	62	816.9%	3,844	3,382	13.7%	5,782	1,710	238.1%
Florence	9	2	333.0%	222	10		0	-		231	12	1848.1%	65	20	215.9%	4,289	467	818.4%
Total Italy	279	44	535.5%	523	30		0	-		802	74	981.7%	3,909	3,403	14.9%	10,071	2,177	362.6%

Brazil
Natal	579	425	36.3%	10	0		17	1		607	426	42.5%	1,253	1,035	21.0%	4,583	3,643	25.8%
Brasilia (2)	1,970	1,212	62.5%	50	9	446.7%	1,216	1,006	20.9%	3,235	2,228	45.2%	12,706	12,665	0.3%	29,100	22,619	28.7%
Total Brazil	2,549	1,637	55.7%	60	9	551.3%	1,234	1,007	22.5%	3,842	2,653	44.8%	13,959	13,701	1.9%	33,683	26,262	28.3%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.	1Q22	1Q21	% Var.
Uruguay
Carrasco	1	0	567.1%	274	43	536.3%	1	0	944.9%	276	43	537.5%	7,023	6,202	13.2%	3,724	1,472	153.0%
Punta del Este	0	0	83.3%	47	1		-	-		47	1		-	-		3,876	909	326.4%
Total Uruguay	1	0	358.3%	321	44	624.6%	1	0	944.9%	323	45	624.6%	7,023	6,202	13.2%	7,600	2,381	219.2%

Ecuador
Guayaquil	312	126	147.2%	437	223	95.8%	18	3	472.8%	766	352	117.5%	8,271	3,947	109.6%	16,386	10,812	51.6%
Galápagos	106	33	224.1%	-	-		-	-		106	33	224.1%	973	510	90.7%	1,378	458	200.9%
Total Ecuador	418	159	163.0%	437	223	95.8%	18	3	472.8%	872	385	126.6%	9,244	4,457	107.4%	17,764	11,270	57.6%

Armenia
Zvartnots	-	-		547	252	117.1%	-	-		547	252	117.1%	3,689	3,228	14.3%	4,971	2,783	78.6%
Shirak	-	-		24	19	24.8%	-	-		24	19	24.8%	-	-		180	192	-6.3%
Total Armenia	-	-		571	271	110.6%	-	-		571	271	110.6%	3,689	3,228	14.3%	5,151	2,975	73.1%

Peru
Arequipa	-	157	-100.0%	-	2	-100.0%	-	-		-	159	-100.0%	-	329	-100.0%	-	1,492	-100.0%
Juliaca	-	62	-100.0%	-	-		-	-		-	62	-100.0%	-	117	-100.0%	-	584	-100.0%
Puerto Maldonado	-	29	-100.0%	-	-		-	-		-	29	-100.0%	-	113	-100.0%	-	355	-100.0%
Tacna	-	43	-100.0%	-	-		-	-		-	43	-100.0%	-	125	-100.0%	-	504	-100.0%
Ayacucho	-	24	-100.0%	-	0	-100.0%	-	-		-	24	-100.0%	-	13	-100.0%	-	495	-100.0%
Total Peru	-	314	-100.0%	-	2	-100.0%	-	-		-	317	-100.0%	-	697	-100.0%	-	3,430	-100.0%
Total CAAP	8,475	4,368	94%	3,537	1,036	241%	1,463	1,131	29%	13,475	6,535	106%	80,956	67,852	19%	156,375	98,397	59%

(1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

(3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	1Q22	1Q21	% Var.
Continuing operations
Revenue	258,149	138,193	86.8%
Cost of services	-177,942	-137,869	29.1%
Gross (loss)/income	80,207	324	24655.2%
Selling, general and administrative expenses	-31,117	-19,335	60.9%
Other operating income	3,565	1,636	117.9%
Other operating expense	-840	-9,185	-90.9%
Operating loss	51,815	-26,560	-295.1%
Share of loss in associates	-244	-455	-46.4%
Loss before financial results and income tax	51,571	-27,015	-290.9%
Financial income	10,323	6,832	51.1%
Financial loss	-56,491	-42,061	34.3%
Inflation adjustment	13,988	-4,398	-418.1%
Loss before income tax	19,391	-66,642	-129.1%
Income tax	(5,600)	-822	581.3%
Loss for the period	13,791	-67,464	-120.4%
Attributable to:
Owners of the parent	25,942	-44,063	-158.9%
Non-controlling interest	-12,151	-23,401	-48.1%

Balance Sheet (in US$ thousands)

	Mar 31, 2022	Dec 31, 2021
ASSETS
Non-current assets
Intangible assets, net	2,905,399	2,742,971
Property, plant and equipment, net	73,421	75,480
Right-of-use asset	12,408	12,902
Investments in associates	2,379	2,355
Other financial assets at fair value through profit or loss	3,278	3,344
Other financial assets at amortized cost	15,876	15,838
Deferred tax assets	76,167	68,867
Other receivables	85,442	72,373
Trade receivables	114	184
Total non-current assets	3,174,484	2,994,314
Current assets
Inventories	12,055	11,520
Other financial assets at fair value through profit or loss	127,474	28,499
Other financial assets at amortized cost	39,998	46,800
Other receivables	58,175	66,421
Current tax assets	12,308	14,450
Derivative financial instruments	-	137
Trade receivables	93,225	82,707
Cash and cash equivalents	478,544	375,783
Total current assets	821,779	626,317
Total assets	3,996,263	3,620,631
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,772)	(4,772)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(327,118)	(321,647)
Legal reserves	1,081	1,081
Other reserves	(1,321,074)	(1,321,211)
Retained earnings	58,631	32,689
Total attributable to owners of the parent	490,339	469,731
Non-controlling interests	115,630	303,877
Total equity	605,969	773,608
LIABILITIES
Non-current liabilities
Borrowings	1,155,743	1,018,337
Deferred tax liabilities	239,731	227,421
Other liabilities	954,690	743,799
Lease liabilities	7,854	8,484
Trade payables	5,770	6,695
Total non-current liabilities	2,363,788	2,004,736
Current liabilities
Borrowings	501,005	421,266
Other liabilities	395,576	284,826
Lease liabilities	3,776	3,765
Current tax liabilities	13,418	16,188
Derivative financial instruments liabilities	516	-
Trade payables	112,215	116,242
Total current liabilities	1,026,506	842,287
Total liabilities	3,390,294	2,847,023
Total equity and liabilities	3,996,263	3,620,631

Statement of Cash Flow (in US$ thousands)

	Mar 31, 2022	Mar 31, 2021
Cash flows from operating activities
Income / (loss) for the period from continuing operations	13,791	(67,009)
Adjustments for:
Amortization and depreciation	42,475	37,548
Deferred income tax	1,858	125
Current income tax	3,742	697
Loss on disposals of property, plant and equipment and intangible assets	201	-
Share of loss in associates	244	-
Unpaid concession fees	19,983	16,322
Low value, short term and variable lease payments	(363)	(146)
Changes in liability for concessions	38,157	24,046
Share-based compensation expenses	75	-
Collection of government grants	5,564	-
Interest expenses	51,278	28,493
Other financial results, net	(7,407)	(4,502)
Net foreign exchange	(36,252)	(13,001)
Other accruals	804	1,493
Inflation adjustment	(11,526)	(1,722)
Acquisition of intangible assets	(14,185)	(27,759)
Income tax paid	(4,161)	(71)
Changes in working capital	(60,964)	1,673
Net cash provided by / (used in) operating activities	43,314	(3,813)
Cash flows from investing activities
Cash contribution in associates	(244)	-
Net acquisition of subsidiaries	-	10
Acquisition of other financial assets	(109,405)	(6,235)
Disposals of other financial assets	20,237	7,697
Acquisition of Property, plant and equipment	(1,349)	(292)
Acquisition of intangible assets	(328)	(124)
Proceeds from fixed assets disposals	123
Other	220	4
Net cash (used in) provided by investing activities	(90,746)	1,060
Net cash used in discontinued investing activities	(2,600)	-
Cash flows from financing activities
Proceeds from borrowings	253,059	53,826
Guarantee deposits	(668)	(765)
Principal elements of lease payments	(1,030)	(1,227)
Loans paid	(68,228)	(56,268)
Interest paid	(22,354)	(7,576)
Debt renegotiation expenses	(726)	(225)
Net cash provided by / (used in) financing activities	160,053	(12,235)

Increase / (Decrease) in cash and cash equivalents	112,621	(14,988)
Decrease in cash and cash equivalents from discontinued operations	(2,600)	-

Movements in cash and cash equivalents
At the beginning of the period	375,783	281,031
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(7,260)	(10,171)
Increase / (Decrease) in cash and cash equivalents	112,621	(14,988)
Decrease in cash and cash equivalents from discontinued operations	(2,600)	-
At the end of the period	478,544	255,872

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